September 25, 2020

AMTD Global Markets Limited

23/F-25/F Nexxus Building

41 Connaught Road Central

Hong Kong

Loop Capital Markets LLC

111 W. Jackson Boulevard, Suite 1901

Chicago, Illinois 60604

United States

as representatives of the several underwriters

VIA EDGAR

Ms. Katherine Bagley

Ms. Lilyanna Peyser

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lixiang Education Holding Co., Ltd. (CIK No. 0001814067)

Registration Statement on Form F-1, as amended (File No. 333- 248691)

Registration Statement on Form 8-A (File No. 001-39559)

Dear Ms. Bagley and Ms. Peyser:

We hereby join Lixiang Education Holding Co., Ltd. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on September 29, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 150 copies of the Company’s preliminary prospectus dated September 23, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, As representative to the several underwriters AMTD Global Markets Limited

By:	/s/ Derek Chung
Name:	Derek Chung
Title:	Managing Director, Head of Investment Banking

[Signature Page to Underwriter’s Acceleration Request]

Very truly yours, As representative to the several underwriters Loop Capital Markets LLC

By:	/s/ Sidney Dillard
Name:	Sidney Dillard
Title:	Partner

[Signature Page to Underwriter’s Acceleration Request]